KERRY

[redacted]

08001165

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

28th February, 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relations
Kerry Group plc.

3/11

KERRY

PRESS ANNOUNCEMENT
Tuesday 26 February 2008

Preliminary Statement of Results for the year ended 31 December 2007

Kerry, the global ingredients & flavours and consumer foods group, reports preliminary results for year ended 31 December 2007.

Highlights

- Good organic growth in all territories
- Like-for-like Group sales revenue up 6.7% to €4.8 billion
- EBITDA* a record €500m
- Trading profit increased by 7.4% on a like-for-like basis to €401.1m
- Trading margin up 10 basis points to 8.4%
- Profit before tax up 35% to €298m
- Adjusted EPS* up 7.4% to 143.8 cent
- Final dividend per share up 11.2% to 13.9 cent
- Free cash flow of €257m
- R&D investment increased to €145m

**before intangible amortisation and non-trading items*

Commenting on the results Kerry Group Chief Executive Stan McCarthy said; "Kerry achieved a good all round business performance and solid organic growth in 2007 notwithstanding the inflationary input cost environment. Working closely with our customers we successfully managed this challenge through prudent pricing actions and business efficiency improvements. The Group has excellent prospects for business development by leveraging its industry leading technologies and its strong geographic market and customer positioning. By capitalising on such opportunity and exploiting its strong financial and management resources, the Group plans to grow from its current €5 billion base to €10 billion through strong organic growth and value enhancing acquisitions in the next five to six years. Kerry has made a good start to 2008 and expects to grow earnings for the full year to a range of 151 cent to 155 cent per share."

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.
Tel no +353 66 7182304
Fax no +353 66 7182972 Kerry Web Site: www.kerrygroup.com

CHAIRMAN'S STATEMENT
For the year ended 31 December 2007

Kerry recorded a solid group-wide performance and good organic growth in 2007, a year when unprecedented raw material and energy related cost increases posed serious challenges for the global food and beverage industries. Working closely with our customers, Kerry successfully managed the inflationary input cost environment through prudent pricing actions and a range of supply chain efficiency improvements.

Strong market trends towards all-natural healthier ingredients and product labelling continue to create significant opportunities for Kerry's ingredients and flavour technologies. In 2007 the Group focused critical attention on aligning its global infrastructure, comprising ingredients, flavours and bio-science technologies and application teams, to best serve our customers and Kerry in growing their businesses. By leveraging the maximum synergies from this industry leading technological base, considerable progress has already been achieved in American markets. Work programmes have also commenced in EMEA and Asia-Pacific markets to maximise value through effective application of all Group technologies in a strategic approach to servicing customer needs and markets. In addition we have continued to invest in productivity advancements and in facility consolidations.

In the Group's selected consumer foods' categories in the UK and Irish markets, our brands have again performed very well – outperforming market growth rates in key convenience and food-to-go sectors. Significant investment in our brands and in product development has achieved good category positioning for Kerry and its customers.

Group expenditure on research, development and applications increased to €145m in 2007. A strong innovation pipeline continued to support the successful commercialisation of new product concepts, recipes and consumer food and beverage offerings.

RESULTS

Total Group sales revenue increased to €4.8 billion in 2007. This reflects like-for-like revenue growth of 6.7% when account is taken of acquisitions, business disposals and exchange rate effects.

Despite the prevailing currency and inflationary input cost environment, trading profit increased from €383.7m in 2006 to €401.1m reflecting like-for-like growth of 7.4% year-on-year. Kerry's success in working closely with its customers to manage the significant cost pressures and its focus on organisational change to maximise business efficiencies resulted in a 10 basis point improvement in the Group trading margin to 8.4%. Trading margins in the Group's ingredients and flavours businesses were held at 9.4% and margins in consumer foods advanced by 10 basis points to 6.6%.

Profit before tax increased by 35% to €298m. Group profit after taxation, finance charges and non-trading items increased by 38% to €246m. Adjusted earnings per share increased by 7.4% to 143.8 cent.

The Board will recommend to the Annual General Meeting a final dividend of 13.9 cent per share. This will bring the total dividend payment for the year to 20 cent per share, an increase of 11.1% on the previous year.

BUSINESS REVIEWS

INGREDIENTS & FLAVOURS

	2007	Like-for-like Growth
Revenue	€3,310m	7.8%
Trading profit	€310m	7.6%

Kerry is a world leader in food ingredients and flavours serving the food and beverage industry. In 2007 the division performed well in all regions delivering solid growth, offsetting the spike in raw material and energy related cost increases. Total sales revenue increased by 5.6% to €3,310m reflecting like-for-like growth of 7.8% when adjusted for currency translation, acquisitions and business disposals impact. On a like-for-like basis trading profits grew 7.6% to €310m, maintaining a trading margin of 9.4% despite the difficult cost environment.

In American ingredients and flavours markets sales revenue in 2007 grew to €1,310m which represents 7% like-for-like growth on the prior year level. Considerable progress was achieved in broadening Kerry's 'go-to-market' strategy to include all the Group's food and beverage ingredients, bio-science and flavours businesses operating in American markets. Through this more strategic approach to servicing customers and markets, significant opportunity exists to enhance development and growth through application of Kerry's unrivalled range of technologies. To-date this approach has contributed increased growth levels at major customer accounts. The work programme to align technologies and business infrastructure to facilitate enterprise wide selling will continue in 2008.

Demand for natural, healthy foods with great taste continues to provide strong growth opportunities for Kerry's innovative ingredient systems in the ready-to-eat cereal and nutrition sectors. While growth in the nutritional bar market plateaued, synergies through Kerry technologies led to satisfactory growth in the category. In the bakery sector, assisted by the Custom Industries acquisition completed in 2006, Kerry grew market share through its sweet ingredient technologies, emulsifiers, enzymes and natural high-fibre ingredients. Sweet applications in the U.S. ice-cream market were adversely impacted by lower sectoral sales as a result of the significant increase in dairy raw material prices. In November, the Group acquired Can Pan Candy Inc, located in Mississauga, Canada, a manufacturer of confectionery inclusions and toppings. In December, the Group also acquired QA Products based in Elk Grove Village, Chicago. Both acquisitions strengthen Kerry's range of sweet ingredients technologies for the bakery and frozen desserts markets in North America.

Kerry's cheese and dairy, culinary and savoury flavours achieved good growth through complete sauces particularly in the chilled / frozen premium meals and meal components category. Successful market development has also been achieved in the soups and dressings segments.

In savoury systems and coatings, despite the spike in grain prices in 2007, Kerry grew sales volumes satisfactorily due to its industry leading application expertise, quality and customer service. Seasonings also achieved positive growth through application in new product launches and growth in foodservice chain accounts. In November, the Group acquired Presco Food Seasonings based in Flemington, New Jersey – a supplier of customised premium seasonings and flavour products to the meat and snack industries including the natural and organic sectors.

Jet® smoothies and Da Vinci Gourmet coffee syrups achieved good growth through speciality coffee and club store channels. New coffee syrup lines and specialty beverage mixes were successfully custom developed for leading coffee house and restaurant chains. Golden Dipt® brand coatings faced significant margin challenges due to the surge in wheat costs. In the nutritional beverage sector, the aseptic beverages facility in St. Claire, Quebec continued to achieve good top-line growth. Soy protein and infant nutrition applications also provided good growth opportunities in 2007.

The continuing trends towards healthier food and beverage products drove growth for the Group's natural and organic flavour ranges, freeze dried fruit ingredients and flavour modulation systems in American markets. Innovative fresh citrus flavour products developed at the SunPure Centre of Excellence in Florida also achieved good results.

In Latin American markets Group businesses were also re-aligned into one business unit in 2007 to maximise business development opportunities through global and regional customer accounts. Functional dairy replacement systems achieved strong growth in South American markets due to the level of dairy raw material price increases. The rapid expansion of regional foodservice markets, particularly speciality coffee-house chains, has generated good opportunities for Kerry's beverage systems and technologies.

Kerry's yeast technologies also delivered high double digit growth in the cell nutrition sector in American markets in 2007. The cell nutrition laboratory facilities in New York were significantly expanded to provide for sectoral growth opportunities. A number of new protein based product ranges were successfully launched, including UltraPep Soy® - a unique technology advance in protein hydrolysates.

Notwithstanding a substantial increase in raw material costs, strong growth was achieved in the pharma sector through new product line introductions by Sheffield™ Pharma Excipients and the commencement of a global sales and marketing agreement.

In American fragrance markets, Manheimer delivered good growth in home-environmental and personal care applications. New business gains were achieved through increased focus on development of natural and organic fragrances and creative perfumery.

European ingredients and flavours delivered good growth and maintained trading margins in 2007 against a background of substantial raw material cost inflation and an intensely competitive trading environment. Sales revenue increased to €1,339m, which reflects like-for-like growth of 4.6%.

Culinary applications again provided excellent growth opportunities for Kerry's range of ingredient and flavour technologies as consumers increasingly demand improved ingredient declarations and more authentic natural food tastes. Kerry's investment in culinary applications including natural stocks, bouillons, pastes and purees led to good market gains in the prepared foods, soups, pizza, sandwich and bakery sectors. Commercialisation of key R&D initiatives in coatings and savoury applications in chilled foods growth categories compensated for flat volumes in the frozen segment.

Significant progress was achieved in 2007 in European savoury markets through further supply chain initiatives and increased investment in production and development facilities to cater for market growth sectors. A new crumb line was commissioned at the Blendecques facility in France to enable the business to service customer requirements in France and the Benelux markets more efficiently.

To facilitate product enhancement through advanced manufacturing technologies, a new coatings line was also established at the Gainsborough plant in the UK and the Broxburn facility in Scotland was

closed. Phase 1 of an investment programme at the Olesnica site in Poland was also completed, expanding applications capabilities to meet growth requirements in Eastern European markets. To assist market development in Russia, a new Representative Office and applications facility was also established in Moscow. Kerry's performance in the European snack sector was satisfactory despite strong sectoral input cost pressures.

In the beverage sector, a new application facility was established in Almere, the Netherlands which, coupled with increased investment in research, has significantly strengthened Kerry's capability to support European customers in providing effective solutions to meet rapidly changing market requirements. Strong double digit growth was achieved with notable success in expanding the product portfolio into the wine sector, augmenting continued growth in the brewing industry. Production capacity at the Menstrie facility in Scotland was again increased to meet sectoral growth requirements. Mastertaste botanical flavour systems also achieved good growth in European beverage markets, in particular in the tea category.

The growth in consumer demand for natural products and health ingredient lines continues to provide favourable growth opportunities for the Group's enzymes facility located in Ireland, through assisting food processors in salt, sugar, fat and allergen reduction. Raw material cost pressures restricted revenue and profit growth through emulsifier applications in European markets in 2007. However successful product launches and good market development in the dairy and confectionery markets have established good platforms for growth.

The significant upturn in international dairy market conditions in 2007 led to a substantial increase in returns to milk producers and a good recovery in dairy processor margins. Increased global demand for dairy products coupled with low inventory levels contributed strongly to the market improvement and performance of Kerry's Irish milk processing operations. Further progress has been made in the development and commercialisation of dairy ingredients with specific flavour benefits. Progress was achieved in nutritional growth sectors by combining and gaining synergies from Kerry's protein and nutrition technologies. Through collaboration with the Group's Nutrition Technical Centre in Almere, Kerry Dairy Ingredients expanded its direct linkages with leading Research Institutes and successfully developed pre-clinical data and clinical studies to validate efficacy of ingredient systems.

Kerry also recorded a considerable improvement in the performance of its sweet and fruit ingredients businesses in Europe. In chilled dairy markets good growth was achieved through fruit preparations, sauces and sweet inclusions into gourmet desserts. Premium fruit fillings achieved good progress in the confectionery and biscuit categories and also in confectionery and fruit sauce foodservice applications. Beverage applications including smoothies, flavoured syrups and sauces continued to provide excellent growth opportunities, particularly through food-to-go and foodservice channels. In the fruit inclusions sector, a strong innovation pipeline saw encouraging growth through dried infused fruit ranges for the ready-to-eat cereal and snack sectors. Strong organic growth was achieved in the European sweet ingredients markets, including the dairy and breakfast cereal markets where yoghurt coated cereals and cluster ingredients performed well. The acquisition of Titusfield Limited, located in the UK, during the year further strengthens Kerry's position as a leading provider of cereal extrusion products, inclusions and coatings for dairy and confectionery markets.

Kerry also continued to successfully develop its strategic partnerships with bio-pharma companies in Europe in 2007. This contributed to double digit growth in protein technologies for cell nutrition. An expanded product portfolio also assisted strong growth through excipient applications in European, Middle Eastern and African markets.

In Asia-Pacific markets the Group again achieved excellent results and strong regional market development in 2007. Sales revenue increased by 17.1% to €425m, reflecting like-for-like growth of 17.3%.

Asian markets continue to exhibit strong growth potential. In the healthy snack sector, Kerry technologies grew by 18% year-on-year outperforming market growth rates for functional ingredient systems. Culinary systems also provided good growth in line with demand for convenient meal solutions. Cheese and dairy flavours delivered strong growth particularly through prepared sauces for QSR markets. In December, Kerry acquired Singapore based Fountainhead Manufacturing, a speciality liquid sauce manufacturer of western and ethnic sauces, dips and dressings for QSR and foodservice applications. Due to the buoyancy of international dairy commodity markets in 2007, Kerry's technological strengths in development of functional dairy blends delivered high double digit growth. The strength of regional bakery, confectionery and dairy markets also provided good growth platforms for Kerry's emulsifier technologies. Expansion of the Esterol production facility is on-going to meet the regional growth in demand. As markets across the region continue to add value and adopt western style trends, Kerry's coatings and seasonings technologies are assisting meat processors in development of value-added products such as microwaveable, pre-marinade meats and ready meals.

China saw strong growth through customised solutions for the ice-cream industry and through snack offerings for the fast-growing QSR sector. Incorporating speciality dairy proteins developed in Ireland, Kerry also achieved good growth in the nutritional sector in China with the successful launch of finished formulas. The Group's branded speciality beverage products again made excellent progress in 2007 as the 'coffee culture' continues to develop in major population centres and global chains progress regional expansion strategies. Beverage applications grew strongly in Japan, Korea, Malaysia, the Philippines and in China as the market continues its rapid development ahead of the Beijing Olympic Games in 2008. New product introductions in 2007 included a yoghurt frappease base incorporating Kerry's dairy technologies and a range of fruit teas utilising Mastertaste's unique freeze dried flavour technology. Kerry Bio-Science also achieved good growth through new brewing concepts and technology introductions into target customers within the region. The global applications capability of the beverage business unit was further enhanced with establishment of a new beverage application centre and expertise in Shanghai. In October, the Group also acquired Shanghai Vega Flavours and Fragrance to provide flavour development and manufacturing support for Kerry's regional and global customers in the dairy, beverage and confectionery sectors. Sheffield Pharma Ingredients also made good progress in Asia as leading global pharmaceutical companies continue to establish regional manufacturing bases.

In Australia and New Zealand, Kerry's total ingredients portfolio recorded double digit growth year-on-year. Beverage performed extremely well driven by continued expansion in distribution and penetration of Da Vinci branded syrups and sauces in both the independent café sector and key chain accounts. Continued growth of the ice blended beverage category resulted in further strong growth of fruit and dairy bases for smoothie and frappé applications. Seasonings and coatings also achieved double digit growth in the poultry and industrial food processing sectors. 2007 also saw the successful introduction of new technologies, including a range of cereal products targeted at the growing health and nutritional snack bar sectors and a composite range of wet culinary systems.

In the Australian bakery sector Kerry Pinnacle continued to adapt well to market changes with growth in the franchise bakery and the fast growing lifestyle bakery market. In July the Group acquired Melbourne based Sugar and Spice to assist in growing Kerry Pinnacle's market share in the lifestyle bakery segment by bringing a full range of donuts, cakes, profiteroles and slices to its broad customer base including supermarkets and shop chains.

CONSUMER FOODS

	2007	Like-for-like Growth
Revenue	€1,819m	5.6%
Trading profit	€119m	6.4%

Despite accelerating input cost inflation and a highly competitive UK and Irish market environment in 2007, the Group's consumer foods businesses delivered a robust performance, with strong brand and category growth year-on-year. Having divested primary meat processing operations at year-end 2006, sales revenue in 2007 at €1,819m reflects like-for-like growth of 5.6%. Trading profits increased to €119m which represents like-for-like growth of 6.4% year-on-year. Health and nutrition considerations increasingly transcend all food categories as consumers pursue a holistic approach to diet, lifestyle and health issues. Kerry Foods' focus on innovation and premiumisation in its branded and selected own label chilled growth categories contributed strongly to its successful performance in such a challenging environment in 2007.

In Ireland the Denny brand, supported by the 'Home is where you make it' TV advertising campaign, delivered a good overall performance. While there was a slight decline in sausage sales relative to strong year earlier comparatives, Denny rashers again outperformed category growth levels driven by a focus on superior quality. Denny Cooked Meats consolidated its category leadership position, with overall growth of 17% year-on-year and significant growth from the Denny Eat Healthy and Denny Carved ranges. The Ballyfree brand, supported by a new advertising campaign, also outperformed white meat category growth rates for its cooked meats range.

2007 saw another year of strong growth in the food-to-go category in Ireland. Pre-packed and deli-made sandwich markets continued to grow, with significant investment by retailers in their deli offerings. Freshways continues to be the No.1 pre-packed sandwich brand in Ireland, in a market which grew by 7% year-on-year. All Freshways brand measures showed significant improvement in response to a major brand investment and advertising programme. In response to consumer demand for more variety and new flavours, a number of new Limited Edition sandwiches and wraps were launched in addition to an expanded range of premium Gourmet sandwiches. Freshways furthered its offerings from a sandwich brand to a food-to-go brand with the successful launches of its Heat 'n Eat range (microwavable hot sandwiches) and Freshways Fruit Pots (portable, single serve, fresh fruit to eat on the go).

Kerryfresh, the foodservice business segment of Kerry Foods in Ireland, made tremendous progress in 2007 establishing itself as the leading supplier of chilled foodservice ingredients and food-to-go concepts to delicatessens, coffee shops and sandwich bars. Double digit growth was achieved in this dynamic sector which has sustained high levels of investment by symbol groups and independent entrepreneurs.

In the fast growing chilled juice market in Ireland, the key activity for Kerry's Dawn brand was continued support and investment in Dawn Benefits - a range of functional juices launched in 2006. Supported by strong TV and Radio campaigns, the Dawn share of the functional juices segment grew from 9.9% to 19.2% year-on-year. 2007 also saw the launch of Dawn Smoothies in take home (1 litre) format and the re-launch of its range of impulse smoothies.

With the significant increase in dairy raw material pricing, the fresh milk product category in Ireland was extremely competitive. However supported by a new marketing campaign Dawn Omega Milk performed well.

In the Irish bottled water market, the key highlights for 2007 include the launch of Kerry Spring XTRA, an award winning flavoured functional water for children. Kerry Spring maintained its position as the overall leader in the Irish flavoured water market despite increased competition in the sector.

In the cheese and spreads categories of the Irish and UK markets, Kerry Foods again performed well in terms of brand growth and positioning - outperforming market growth rates in most segments. Due to the significant price increases in dairy commodities and edible oils, cost recovery remains a key on-going focus for the division. Kerry Foods saw strong growth in the cheese category with total brands achieving good volume growth. Low Low which has been Ireland's fastest growing dairy brand in recent years, continued its successful growth programme - reaching the No.2 position in cheese for the first time. Charleville Cheese consolidated its position as Ireland's No.1 cheese brand with good growth year-on-year. EasiSingles benefited from a significant brand repositioning programme in the processed cheese slices category. In Northern Ireland the Coleraine brand also extended its market leadership position.

While the UK cheese snacking sector declined slightly in 2007, Cheestrings performed well - further re-enforcing its market positioning as a healthy convenience snack offering. In France, Ficello which is now stocked by all major retailers continued to progress its market development. In the QSR sector, Kerry continued to develop its cheese and UHT offerings in 2007 with strong double digit volume growth.

Low Low and Kerrymaid continued to make good progress in the Irish spreads category. A new Omega line was added to the Low Low brand prior to year-end. Golden Cow performed strongly re-enforcing its position as the No.1 butter brand in Northern Ireland. In the UK private label spreads category, Kerry Foods further consolidated its market leadership position with growth through premium offerings and a strong emphasis on category management.

UK chilled food category growth continued to reflect consumer preference for more premium offers and on-the-go eating. The fresh sausage market again recorded strong value growth driven by continued trade up into more premium adult variants. Richmond remains the clear No.1 brand in the market with strong year-on-year growth in all formats. This performance was again assisted by significant brand investment and continuation of the highly effective 'Smile it's a Richmond' advertising campaign. Wall's remains the second largest brand in the UK where growth has been driven by double digit growth of Wall's Micro's. As the definitive brand choice for premium consumers, Porkinson again achieved strong double digit annual growth. Against a background of continued decline in the frozen sausage segment, Richmond frozen again achieved satisfactory sales growth.

In 2007 Mattessons realised excellent growth through its major brand investment areas Fridge Raiders and Smoked Sausage. Fridge Raiders responded well to distribution increases and the launch of a new 'Chinese Spare Rib' variant. Turkey Rashers also showed encouraging growth in 2007 but sliced meats continued to be a very difficult UK market category. The decision by Mattessons to withdraw from unprofitable marketing activity and to focus its initiatives on the convenience sector has put the business in a stronger position for 2008.

Chilled ready meals saw another year of good growth in the UK market fuelled by a continued increase in the total number of households buying into the category and in frequency of purchase. Significant innovation also continues to broaden interest in the category where 'Healthily Balanced', British and Premium segments are showing the strongest growth. Kerry Foods 'Champneys' and 'The Food Doctor'

healthy branded ranges entered their second year in the category, helping to drive the sectors' overall growth. The Bombay Brasserie Indian branded offering celebrated its 25th Anniversary with an expansion of the range and launch of a new marketing support programme.

While overall sales volumes in the UK frozen ready meals segment continued to decline year-on-year, the rate of decline slowed and the category achieved greater market stability and improved product pricing prior to year-end. Rye Valley Foods further consolidated its market leadership in the sector with the addition of licensing agreements for sale and manufacture of well established branded offerings.

The savoury pastry market showed satisfactory growth year-on-year. Kerry Foods outperformed subcategory growth rates through increased marketing support and new listings with key retailers. The new hot pie production line commissioned in March 2007 performed extremely well and was operating to full capacity by year-end.

Kerry Foods Direct to Store performed well in the UK convenience store sector. The business won important new customer listings and expanded its product range successfully in 2007. The Group's specialist foodservice business unit in the UK and Ireland also grew satisfactorily through distributor, pub, restaurant and coffee chain accounts.

GEOGRAPHIC MARKETS

Total Group sales revenue throughout European markets in 2007 grew by 5.3% on a like-for-like basis to €3,054m. In American markets, the Group's ingredients and flavours businesses increased sales revenue by 7% on a like-for-like basis to €1,310m. Sales revenue in Asia-Pacific markets increased by 17.3% on a like-for-like basis to €425m.

FINANCE

Earnings before finance costs, tax, non-trading items, depreciation and amortisation (EBITDA) increased to a record €500m. After allowing for an increase in working capital of €38m, capital expenditure of €89m (net of proceeds from asset disposals), finance payments of €79m and tax of €37m, free cash flow available to the Group was €257m. The consistent strong cash generation performance of the Group has delivered over €1.5 billion free cash in the last six year period.

Expenditure on Group acquisitions amounted to €79m (2006 : €113m). Net debt at year-end amounted to €1,279m compared to €1,194m at the end of 2006. Net debt to EBITDA increased slightly to 2.6 times (2006 : 2.5 times). Finance costs were €79.1m compared to the 2006 level of €76.9m, with EBITDA to net interest covered 6.1 times (2006 : 6.2 times). The Group used its share buy-back programme authorisation to purchase 10.8 million shares at a cost of €232m in 2007.

DIVIDEND

The Board recommends a final dividend of 13.9 cent per share, an increase of 11.2% on 2006. Together with the interim dividend of 6.1 cent per share, this raises the total dividend for the year to 20 cent per share, an increase of 11.1% on the previous year. The final dividend will be paid on 23 May 2008 to shareholders registered on the record date 18 April 2008.

ANNUAL REPORT AND ANNUAL GENERAL MEETING

The Group's Annual Report will be published in April and the Annual General Meeting will be held in Tralee on 13 May 2008.

BOARD AND MANAGEMENT CHANGES

Mr Hugh Friel, who was Chief Executive of the Group since January 2002 and part of the leadership team of Kerry since the establishment of the organisation, retired as Chief Executive and Director of the Group on 31 December 2007.

Chief Executive Designate Mr Stan McCarthy succeeded Mr Hugh Friel as Chief Executive on 1 January 2008. An Executive Director of the Group since 1999, Mr McCarthy was President and CEO of Kerry Ingredients Americas since 1996 having joined the organisation through its Graduate Recruitment Programme in Ireland in 1976.

Mr Denis Cregan, who was also part of the leadership team of Kerry since its establishment, will step down as Deputy Chief Executive of the Group and as an Executive Director of the Company following the Annual General Meeting on 13 May 2008. Mr Cregan will remain with the Company on a contractual basis until the end of 2009 to assist the Chief Executive in alignment of the Group's global food ingredients, bio-science and flavours businesses.

FUTURE PROSPECTS

Looking forward, our focused strategy, successful business model and strong management resource gives us full confidence in the Group's ability to deliver sustainable revenue and earnings growth in 2008 and beyond. Kerry holds an unrivalled position as a leading ingredients and flavours supplier to the food and beverage industries globally and our consumer foods businesses in the UK and Ireland have successfully attained leading brand positioning and consumer preference.

The Group has excellent prospects for business development by leveraging its competitive advantages through its industry leading technological, geographical and customer positioning. Top line growth will be enhanced by global implementation of a programme, already well advanced in American markets, to re-align the Group's ingredients, bio-science and flavours businesses around core technology platforms and application teams to best service customer requirements.

In Kerry's consumer foods businesses, continued investment in our brands and selected private label growth categories, coupled with active product development programmes, will continue to contribute good growth for the Group and its retail customers.

By capitalising on such opportunity and exploiting its strong financial and management resources, the Group plans to grow from its current €5 billion base to €10 billion through strong organic growth and value enhancing acquisitions in the next five to six years. The Group has made a good start to 2008 and expects to grow earnings for the full year to a range of 151 cent to 155 cent per share.

Kerry Group plc

Consolidated Income Statement

for the year ended 31 December 2007

	Notes	Before Non-Trading Items 2007 €'000	Non-Trading Items 2007 €'000	Total 2007 €'000	2006 €'000
Revenue	1	**4,787,766**	-	**4,787,766**	4,645,920
Trading profit	1	**401,126**	-	**401,126**	383,688
Intangible asset amortisation		**(12,669)**	-	**(12,669)**	(12,093)
Non-trading items	2	-	**(11,113)**	**(11,113)**	(73,425)
Operating profit		**388,457**	**(11,113)**	**377,344**	298,170
Finance costs		**(79,055)**	-	**(79,055)**	(76,930)
Profit before taxation		**309,402**	**(11,113)**	**298,289**	221,240
Income taxes		**(64,512)**	**12,341**	**(52,171)**	(43,491)
Profit after taxation and attributable to equity shareholders		**244,890**	**1,228**	**246,118**	177,749
Earnings per ordinary share (cent)					
- basic	3			**137.4**	95.6
- diluted	3			**137.0**	95.2

Kerry Group plc

Consolidated Balance Sheet
as at 31 December 2007

	2007	2006
	€'000	€'000
Non-current assets		
Property, plant and equipment	**990,747**	1,010,343
Intangible assets	**1,646,186**	1,684,756
Financial asset investments	**18,905**	19,866
Deferred tax assets	**3,361**	10,856
	2,659,199	2,725,821
Current assets		
Inventories	**526,364**	495,313
Trade and other receivables	**591,166**	597,073
Cash and cash equivalents	**185,669**	188,844
Financial assets	**3,746**	4,485
Assets classified as held for sale	**3,392**	2,696
	1,310,337	1,288,411
Total assets	**3,969,536**	4,014,232
Current liabilities		
Trade and other payables	**859,933**	836,550
Financial liabilities	**10,309**	27,261
Tax liabilities	**53,238**	51,909
Deferred income	**2,727**	2,726
	926,207	918,446
Non-current liabilities		
Financial liabilities	**1,454,797**	1,356,296
Retirement benefits obligation	**111,999**	180,269
Other non-current liabilities	**92,042**	87,368
Deferred tax liabilities	**137,527**	131,252
Deferred income	**17,677**	17,434
	1,814,042	1,772,619
Total liabilities	**2,740,249**	2,691,065
Net assets	**1,229,287**	1,323,167
Capital and reserves		
Share capital	**21,836**	23,445
Share premium account	**391,316**	383,341
Other reserves	**(83,961)**	(32,089)
Retained earnings - cancelled shares	**(280,292)**	-
- retained earnings	**1,180,388**	948,470
Shareholders' equity	**1,229,287**	1,323,167

Kerry Group plc

Consolidated Statement of Recognised Income and Expense
for the year ended 31 December 2007

	2007	2006
	€'000	€'000
Fair value movements on available-for-sale investments	**(4,470)**	7,424
Fair value movements on cash flow hedges	**(20,934)**	(2,608)
Exchange difference on translation of foreign operations	**(54,335)**	(13,389)
Actuarial gains on defined benefit pension schemes	**20,476**	61,924
Deferred tax on items taken directly to reserves	**(876)**	(12,251)
Net (expense)/income recognised directly in equity	**(60,139)**	41,100
Transfers		
Cash flow hedges to profit or loss from equity	**(8,534)**	160
Sale of available-for-sale investments	**(15,396)**	-
Profit for the year after taxation	**246,118**	177,749
Total recognised income and expense for the year attributable to equity shareholders	**162,049**	219,009

Consolidated Reconciliation of Changes in Shareholders' Equity
for the year ended 31 December 2007

	2007	2006
	€'000	€'000
At beginning of year	1,323,167	1,177,684
Total recognised income and expense for the year	**162,049**	219,009
Dividends paid	**(33,800)**	(30,757)
Purchase of shares	**(231,850)**	(48,442)
Long term incentive plan expense	**1,650**	1,265
Shares issued during year	**8,071**	4,408
At end of year	**1,229,287**	1,323,167

Consolidated Cash Flow Statement
for the year ended 31 December 2007

	2007 €'000	2006 €'000
Operating activities		
Trading profit	**401,126**	383,688
Adjustments for:		
Depreciation (net)	**99,003**	102,923
Change in working capital	**(35,368)**	(45,893)
Exchange translation adjustment	**(2,506)**	(484)
Cash generated from operations	**462,255**	440,234
Income taxes paid	**(37,250)**	(35,056)
Interest received	**3,675**	2,006
Finance costs paid	**(82,849)**	(78,587)
Net cash from operating activities	**345,831**	328,597
Investing activities		
Purchase of non-current assets	**(140,390)**	(103,066)
Proceeds from the sale of non-current assets	**48,443**	13,886
Capital grants received	**3,379**	1,687
Purchase of subsidiary undertakings	**(78,958)**	(112,830)
Proceeds from disposal of businesses	**526**	17,118
Payment of deferred payables	**(3,592)**	(2,781)
Expenditure on restructuring costs	**(39,519)**	(30,903)
Consideration adjustment on previous acquisitions	**(64)**	(63)
Net cash used in investing activities	**(210,175)**	(216,952)
Financing activities		
Dividends paid	**(33,800)**	(30,757)
Purchase of shares	**(231,850)**	(48,442)
Issue of share capital	**8,071**	4,408
Net movement on bank borrowings	**123,516**	(4,958)
Increase/(decrease) in bank overdrafts	**5,943**	(1,694)
Net cash used in financing activities	**(128,120)**	(81,443)
Net increase in cash and cash equivalents	**7,536**	30,202
Cash and cash equivalents at beginning of year	188,844	163,903
Exchange translation adjustment on cash and cash equivalents	**(10,711)**	(5,261)
Cash and cash equivalents at end of year	**185,669**	188,844

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2007

	2007 €'000	2006 €'000
Net increase in cash and cash equivalents	**7,536**	30,202
Cash (inflow)/outflow from debt financing	**(129,459)**	6,652
Changes in net debt resulting from cash flows	**(121,923)**	36,854
Fair value movement on interest rate swaps	**(29,016)**	(5,998)
Exchange translation adjustment on net debt	**66,316**	50,146
Movement in net debt in the year	**(84,623)**	81,002
Net debt at beginning of year	(1,194,356)	(1,275,358)
Net debt at end of year	**(1,278,979)**	(1,194,356)

Notes to the Financial Statements
for the year ended 31 December 2007

1. Analysis of results

By business segment:	2007 Ingredients & Flavours €'000	2007 Consumer Foods €'000	2007 Unallocated and Group Eliminations €'000	2007 Total €'000	2006 Ingredients & Flavours €'000	2006 Consumer Foods €'000	2006 Unallocated and Group Eliminations €'000	2006 Total €'000
Revenue	**3,309,629**	**1,819,295**	**(341,158)**	**4,787,766**	3,134,288	1,818,733	(307,101)	4,645,920
Trading profit	**310,416**	**119,314**	**(28,604)**	**401,126**	293,131	117,528	(26,971)	383,688
Intangible asset amortisation	**(10,079)**	**(1,512)**	**(1,078)**	**(12,669)**	(10,202)	(1,045)	(846)	(12,093)
Non-trading items	**(27,661)**	**(6,672)**	**23,220**	**(11,113)**	(25,544)	(47,881)	-	(73,425)
Operating profit	**272,676**	**111,130**	**(6,462)**	**377,344**	257,385	68,602	(27,817)	298,170
Finance costs				**(79,055)**				(76,930)
Profit before taxation				**298,289**				221,240
Income taxes				**(52,171)**				(43,491)
Profit after taxation and attributable to equity shareholders				**246,118**				177,749
Segment assets and liabilities								
Segment assets	**2,488,411**	**967,243**	**513,882**	**3,969,536**	2,449,392	1,060,691	504,149	4,014,232
Segment liabilities	**566,701**	**393,208**	**1,780,340**	**2,740,249**	564,118	452,173	1,674,774	2,691,065
Net assets	**1,921,710**	**574,035**	**(1,266,458)**	**1,229,287**	1,885,274	608,518	(1,170,625)	1,323,167
Other segmental information								
Property, plant and equipment additions	**100,648**	**21,298**	**-**	**121,946**	75,009	22,891	-	97,900
Intangible asset additions	**2,692**	**811**	**1,555**	**5,058**	1,872	-	1,279	3,151
Depreciation (net)	**66,006**	**32,412**	**585**	**99,003**	69,345	33,018	560	102,923

By geographic segment:	2007 Europe €'000	2007 Americas €'000	2007 Asia Pacific €'000	2007 Total €'000	2006 Europe €'000	2006 Americas €'000	2006 Asia Pacific €'000	2006 Total €'000
Revenue by location of customers	**3,053,603**	**1,309,609**	**424,554**	**4,787,766**	3,007,511	1,275,879	362,530	4,645,920
Segment assets by location	**2,712,630**	**1,031,350**	**225,556**	**3,969,536**	2,718,778	1,102,707	192,747	4,014,232
Property, plant and equipment additions	**57,188**	**50,868**	**13,890**	**121,946**	70,222	20,917	6,761	97,900
Intangible asset additions	**3,269**	**1,789**	**-**	**5,058**	1,538	1,597	16	3,151

Notes to the Financial Statements (continued)
for the year ended 31 December 2007

2. Non-trading items

	2007 **€'000**	2006 €'000
Profit on sale of non-current assets	**35,585**	11,477
Loss on sale of businesses	**(2,197)**	(35,860)
Acquisition, plant closure and other restructuring costs	**(44,501)**	(49,042)
	(11,113)	(73,425)
Tax credit on non-trading items	**12,341**	14,262
	1,228	(59,163)

The profit on sale of non-current assets relates primarily to the sale of investments and properties, plant and equipment.

The loss on sale of businesses in 2007 relates primarily to the sale of a frozen vegetable business in the UK.

The loss on sale of businesses in 2006 relates substantially to the sale of the poultry businesses in Ireland and the UK, a chilled desserts business in the UK and small non-core Ingredients businesses in the US and Brazil.

The acquisition, plant closure and other restructuring costs relate to the restructuring of manufacturing plants in Europe, Americas and Asia Pacific and the integration of recent acquisitions. The costs are analysed as follows:

	2007 **€'000**	2006 €'000
Plant closure and relocation	**32,217**	22,552
Redundancies and contract compensation	**5,615**	7,534
Plant and other assets impaired	**4,982**	18,139
Other	**1,687**	817
	44,501	49,042

The non-trading items had a net cash inflow (after related tax) of **€21,791,000** (2006: €14,363,000)

Notes to the Financial Statements (continued)
for the year ended 31 December 2007

3. Earnings per ordinary share

	Notes	EPS cent 2007	2007 €'000	EPS cent 2006	2006 €'000
Basic earnings per share					
Profit after taxation and attributable to equity shareholders		**137.4**	**246,118**	95.6	177,749
Intangible asset amortisation		**7.1**	**12,669**	6.5	12,093
Non-trading items (net of related tax)	2	**(0.7)**	**(1,228)**	31.8	59,163
Adjusted earnings *		**143.8**	**257,559**	133.9	249,005
Diluted earnings per share					
Profit after taxation and attributable to equity shareholders		**137.0**	**246,118**	95.2	177,749
Adjusted earnings*		**143.4**	**257,559**	133.4	249,005

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of related tax).

	Number of Shares 2007 000's	Number of Shares 2006 000's
Basic weighted average number of shares	**179,073**	185,949
Impact of executive share options outstanding	**545**	715
Diluted weighted average number of shares	**179,618**	186,664
Actual number of shares in issue	**174,690**	184,762

4. General information and accounting policies

The financial information set out in this document does not constitute full statutory financial statements for the years ended 31 December 2007 or 2006 but is derived from same. The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), applicable Irish law and the Listing Rules of the Irish and London Stock Exchanges. The Group financial statements have also been prepared in accordance with IFRSs adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The 2007 and 2006 financial statements have been audited and received unqualified audit reports. The 2007 financial statements were approved by the Board of Directors on 25 February 2008.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial asset investments and financial liabilities (including derivative financial instruments), which are held at fair value. The Group's accounting policies will be included in the Annual Report & Accounts to be published in April 2008.

STANDARD FORM TR-1
VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC
FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: **Kerry Group plc**

2. Reason for the notification (please tick the appropriate box or boxes):

[ ] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

x Other: Compliance with Transparency (Directive 2004/109/EC) Regulations 2007

3. Full name of person(s) subject to the notification obligation:

The Growth Fund of America, Inc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached:

13 June 2007

6. Date on which issuer notified; **22 February 2008**

7. Threshold(s) that is/are crossed or reached: **5%**

8. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary IE0004906560	8,965,824	8,965,824	8,965,824	8,965,824			5.1324%
SUBTOTAL **A** (based on aggregate voting rights)	8,965,824	8,965,824	8,965,824	8,965,824		5.1324%	

B) Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a				
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
8,965,824	**8,965,824**	**5.1324%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: n/a

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*]. n/a

11. Additional information:

Done at Los Angeles, California on 22 February 2008.

ANNEX TO THE STANDARD FORM TR-1

a) Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities)	The Growth Fund of America, Inc
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071 USA
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	Gina Martinez Email: GRGroup@capgroup.com

b) Identity of the notifier, if applicable:

Full name	Gina Martinez
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071 USA
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 486-9698

c) Additional information

END